Exhibit 99.3

Total
Philippe Gateau
+33 (0)1 47 44 47 05
philippe.gateau@total.com

Electrabel
Antoine Dechamps
+32 (0)2 518 60 28
antoine.dechamps@electrabel.com

Soltech
Julien Smets
+32 (0)16 80 89 05
julien.smets@soltech.be

Imec
Katrien Marent
+32 (0)16 28 18 80
katrien.marent@imec.be

Photovoltech
Johan Nijs
+32 (0)16 80 58 51
johan.nijs@photovoltech.be

SOLAR POWER:
PHOTOVOLTECH TO SIGNIFICANTLY
INCREASE PHOTOVOLTAIC CELL
PRODUCTION CAPACITY

Photovoltech, a photovoltaic cell manufacturer owned jointly by Total, Electrabel, Soltech and Imec(1), to increase production capacity from 13 MWp(2) to close to 80 MWp

On December 16, 2004, Photovoltech’s Board of Directors approved a decision to increase the photovoltaic cell production capacity of the company’s plant in Tienen, Belgium, from 13 MWp to close to 80 MWp a year. When all permits are received, the new capacity will be commissioned by end-2005, with production gradually ramped up to full capacity in 2006. The expansion project will create close to 80 jobs.

This growth will consolidate Photovoltech’s position as a top-tier operator in the photovoltaic solar power industry in the European Union. The company will produce enough cells in a year to equip around 40,000 households, in response to strong growth in demand in the EU, especially Germany.

Photovoltech was created in December 2001 by Total (42.5%), Electrabel (42.5%, including the interest held by subsidiary Soltech) and Imec (15%).

Photovoltech holds an exclusive license to Imec technologies that offer significant advantages, notably in terms of cell efficiency and appearance. The project reflects the commitment of Total and Electrabel to this type of renewable energy, for which the outlook is very promising.

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[1]Imec:	Interuniversity MicroElectronics Center, Europe’s leading independent researcher in the field of microelectronics.
2MWp:	Megawatt-peak, or 1,000,000 watt-peak. Watt-peak is the unit of solar panels and, in good sunlight, it represents one watt of electricity.